EXHIBIT 99.1

Dunxin Financial Holdings Limited Reports Full Year 2017 Financial Results

WUHAN, HUBEI, China—(PR NEWSWIRE)—April 30, 2018—Dunxn Financial Holdings Limited (the "Company" NYSE American: DXF), a leading microfinance lending company in Hubei Province, China, today reported financial results for the full year 2017.

The Company provides loans to individuals, small and medium-sized enterprises that are either secured by assets as collateral or guaranteed by a third party. These loans usually have payment terms that are typically become due within twelve (12) months, subject to annual renewal of terms. The following is a description of the Company’s loan products:

•	Consumer Loans. The Company offers guarantee-backed personal loans, with terms ranging from three (3) months to six (6) months and with amounts ranging from RMB10,000 ($1,440) to RMB100,000 ($14,402), to working individuals. To qualify for this loan, the borrower must be domiciled in Wuhan and hold a Wuhan household registration. In addition, the borrower must have a reasonable loan purpose and a repayment plan. Borrowers are permitted to pay back the loan with their future salaries. The Company does not require any collateral for this loan, however, the borrower and a third-party guarantor are jointly and severally liable for the repayment of the loan.

•	Commercial Loans. The Company offers secured loans, with terms ranging from three (3) months to twelve (12) months and with amounts ranging from RMB100,000 ($14,402) to RMB500,000 ($72,014), to private business owners or individual business owners operating within Wuhan. This loan is mainly offered to businesses that are encountering temporary cash flow difficulties. In order to qualify, the borrower’s business must be in good standing with the fixed operation office and registered office in Wuhan. In addition, the borrower must have a reasonable loan purpose and a repayment plan. This loan is either secured by assets as collateral or guaranteed by a third-party.

•	Collateral-Backed Loans. The Company offers collateral-backed loans, with terms ranging from three(3) months to twelve (12) months and amounts ranging from RMB500,000 ($72,015) to RMB3,000,000 ($432,090) to individuals, private business owners, private enterprises, and other business entities in Hubei Province. The borrower is required to have a reasonable loan purpose and a repayment plan, and if the borrower is a business, the business must be in good standing with stable cash flow. The borrower must own real property or an automobile, and the loan is secured by assets as collateral.

•	Enterprise Loans. The Company offers collateral-backed loans, with terms ranging from three (3) months to twelve (12) months and lines of credit ranging from RMB3,000,000 ($432,090) to RMB 5,000,000 ($720,150), to small and medium-sized enterprise borrowers operating businesses in Hubei Province. The main purpose of this loan is to satisfy the borrower’s temporary cash flow needs. Borrowers are required to have a reasonable loan purpose, a repayment plan, and the business must be in good standing with stable cash flow. The loan is secured by assets as collateral with complete collateral ownership certification documents.

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The funding of the Company’s loans, working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations and borrowings from various individuals and companies through securities exchanges.

On January 25, 2018, the People’s Bank of China published statistics, dated December 31, 2017, that a total of 283 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.7 billion) among these microfinance lending companies. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($16.6 million), whereas our registered and paid-up capital was RMB450 million ($69.2 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.9 million), whereas our outstanding loan portfolio was RMB818.1 million ($125.7 million) as of December 31, 2017.

The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Full Year 2017 Highlights

•	Interest and fee income in 2017 increased by 14.0% to RMB119.6 million, as compared to RMB104.9 million in 2016.
•	Net income in 2017 amounted to RMB33.6 million, as compared to net income of RMB41.9 million in 2016.
•	Earnings per ADS amounted to $1.05 in 2017, as compared to earnings per ADS of $1.27 in 2016.

“We are pleased to announce that we performed well in 2017, with interest income rising 14% to RMB119.6 million, achieving net income of RMB33.6 million,” commented Mr. Wei Qizhi the Company’s Chairman and Chief Executive Officer. “For us, 2017 is obviously a year of great significance. Through efforts of many parties, we successfully transitioned from our apparel business and became a microfinance lender in Hubei Province. Listing on the NYSE American is only the first step, just the seed of our growth story. Dunxin Financial achieved a total loan size of RMB0.8 billion in 2017, a year-on-year growth of 17.4%. We believe that we will continue this momentum in 2018, we will continue to strengthen the brand effect in Wuhan, Hubei province, consolidate the market leading position and expand our service area. We believe that although China's microfinance market has experienced 8 years of development, it is still at an early stage of development, providing us with many opportunities for healthy organic growth, new business expansion and selective acquisitions. With the growing intensity of industry competition, consolidation opportunities in the industry will grow rapidly. Thanks to Hubei Province high GDP growth rate, which is above the national GDP growth, the national 'belt and road initiative' and the impact of the NYSE listing on our brand, we firmly believe in our long-term sustainable growth.”

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2017 Financial Results

Interest income on loans

The interest income on loans increased by RMB31.9 million ($4.9 million), or 38.0%, from RMB83.9 million in 2016 to RMB115.8 million ($17.8 million) in 2017. The increase was primarily attributable to the increase in outstanding loans during the year from RMB930.2 million in 2016 to RMB1,094.2 million ($168.2 million) in 2017, which resulted in a RMB16.4 million ($2.5 million) increase in interest income on loans. Also, the increase was attributable to the increase in average interest rate from 19.8% in 2016 to 21.6% in 2017, which resulted in a RMB8.8 million ($1.4 million). Additionally, the increase in average loan duration from approximately 164 days in 2016 to approximately 176 days in 2017, which resulted in a RMB6.7 million ($1.0 million) increase in interest income on loans.

Fees on loans

The fees on loans decreased by RMB17.1 million ($2.6 million), or 81.4%, from RMB21.0 million in 2016 to RMB3.9 million ($0.6 million) in 2017. The decrease was primarily attributable to the decrease in loans subject to fees charged from RMB446.3 million in 2016 to RMB169.4 million ($26.0 million) in 2017, which resulted in a RMB9.7 million ($1.5 million) decrease in fees on loans. Also, the decrease in average loan duration from approximately 174 days in 2016 to approximately 86 days in 2017, which resulted in a RMB7.4 million ($1.1 million) decrease in fees on loans.

Interest expense

Interest expense increased by RMB15.9 million ($2.4 million), or 71.6%, from RMB22.2 million in 2016 to RMB38.1 million ($5.9 million) in 2017. The increase was primarily attributable to the increase in borrowings during the year from RMB535.5 million in 2016 to RMB616.8 million ($94.8 million), which resulted in a RMB5.0 million ($0.8 million) increase in interest expense on borrowings. Also, the increase in the average duration of the borrowings from approximately 118 days in 2016 to approximately 199 days in 2017, which resulted in a RMB15.6 million ($2.4 million) increase in interest expense on borrowings. The increase was partially offset by average interest rate on borrowings from 12.6% in 2016 to 11.2% in 2017, which resulted in a RMB4.7 million ($0.7 million) decrease in interest expense on borrowings.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB0.5 million ($0.1 million), or 41.7%, from RMB1.2 million in 2016 to RMB0.7 million ($0.1 million) in 2017. The decrease was primarily attributable to the tax reform implemented since May 1, 2016, whereby business taxes of 6% were changed to value added taxes of 6%. Business taxes are reported as a deduction to revenue when incurred. Entities that are value added taxes taxpayers are allowed to offset qualified input value added taxes paid to suppliers against their output value added taxes liabilities. Net value added taxes balance between input value added taxes and output value added taxes are recorded either in the line item of accrued expenses or other liabilities on the face of balance sheet.

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Allowance for loan losses

Allowance for loan losses decreased by RMB2.8 million ($0.4 million), or 43.8%, from RMB6.4 million in 2016 to RMB3.6 million ($0.6 million) in 2017. The decrease was primarily attributable to the lesser allowance required to achieve the rate of allowance similar to last year.

Other interest and other income

Other interest and other income decreased by RMB1.0 million ($0.2 million), or 55.6%, from RMB1.8 million in 2016 to RMB0.8 million ($0.1 million) in 2017. The decrease was primarily attributable to the redemption of principal guaranteed investment products in 2016, as there was no such investment in 2017.

Sales and marketing expenses

Sales and marketing expenses decreased by RMB1.8 million ($0.3 million), or 36.7%, from RMB4.9 million in 2016 to RMB3.1 million ($0.5 million) in 2017. The decrease was primarily attributable to the reduction of marketing expenses.

General and administrative expenses

General and administrative expenses increased by RMB11.8 million ($1.8 million), or 79.2%, from RMB14.9 million in 2016 to RMB26.7 million ($4.1 million) in 2017. The increase was primarily due to the increase in legal, consulting and professional expenses for the listing initiative.

Income tax expenses

The income tax expenses decreased by RMB0.6 million ($0.1 million), or 3.9%, from RMB15.2 million in 2016 to RMB14.6 million ($2.2 million) in 2017. The decrease was primarily attributed to lower income before taxation in 2017 as compared to 2016.

Net income

As a result of the foregoing, net income decreased by RMB8.3 million ($1.3 million), or 19.8%, from RMB41.9 million in 2016 to RMB33.6 million ($5.2 million) in 2017.

Earnings per ADS

Earnings per ADS were $1.05 in 2017, as compared to earnings per ADS of $1.27 in 2016.

Financial Position

As of December 31, 2017, the size of the Company loan portfolio was RMB818.1 million ($125.7 million), a year-on-year growth of 17.4%.

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Conference Call

The Company will host a conference call and live webcast at 8 a.m. Eastern Standard Time (EDT) on April 30, 2018, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA: 1866-836-0101

- China: 800-803-6015, 400-603-9015

- Hong Kong: 800-968-966

- International access: +886-2-2192-8018

Participant PIN Code: 588998#

A telephone replay of the call will be available 2 hours after the end of the conference through May 30, 2018 at 8 a.m. EDT.

Conference playback number: +886-2-2192-8015

Enter conference playback reference number: 204589#

Enter participant pin code: 652712#

Accessible Duration: 30 Days

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.5063 on December 31, 2017 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on December 31, 2017, or at any other date. The percentages stated are calculated based on RMB amounts.

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About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading microfinance lenders in Hubei Province, China. We provide loans to individuals, small and medium-sized enterprises that are either secured by assets as collateral or guaranteed by a third party. Our loans usually carry payment terms that are due within twelve (12) months. We use our website http://www.hbctf.com to provide information about our company and our products. To date, we have processed over RMB2.1 billion ($0.3 billion) in micro loans in Hubei Province. For more information, please visit the Company's website at http://www.hbctf.com.

For additional information, please contact:

Dunxin Financial Holdings Limited

Ms Claire Chen

Telephone: +86-27-88569912

Email: ir@dunxin.us

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DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Expressed in thousands, except per share and per ADS amounts)

	2016	2017	2017
	RMB	RMB	US$
Interest and fee income
Interest income on loans	83,920	115,752	17,791
Fees on loans	20,976	3,887	597
Total interest and fee income	104,896	119,639	18,388

Interest expenses on loans	(22,151)	(38,140)	(5,862)
Business related taxes and surcharges	(1,152)	(674)	(103)
Total interest expense	(23,303)	(38,814)	(5,965)

Net interest income	81,593	80,825	12,423
Allowance for loan losses	(6,360)	(3,580)	(550)
Net interest income after provision for loan losses	75,233	77,245	11,873

Other interest and other income	1,772	815	125

Operating costs and expenses
Sales and marketing	(4,899)	(3,138)	(482)
General and administrative	(14,937)	(26,720)	(4,107)
Total operating costs and expenses	(19,836)	(29,858)	(4,589)

Income before taxes	57,169	48,202	7,409
Income tax expense	(15,221)	(14,636)	(2,250)
Net income	41,948	33,566	5,159

Profit attributable to:
Owners of the company	33,558	26,853	4,127
Non-controlling interests	8,390	6,713	1,032
	41,948	33,566	5,159

Earnings per share - basic and diluted (in RMB)	0.18	0.14
Earnings per ADS – basic and diluted (in USD)	$1.27	$1.05

Weighted average shares outstanding in the period (‘000)	227,717	236,180
Weighted average ADS outstanding in the period (‘000)	4,744	4,920

One ADS represents 48 ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2017

(Expressed in Thousands)

	2016	2017	2017
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	96,791	21,717	3,338
Interest and fee receivables, net of allowance	18,730	39,628	6,091
Loan receivables, net of allowance	675,341	791,390	121,634
Prepaid expenses and others	11,156	15,411	2,369
Total current assets	802,018	868,146	133,432

NON-CURRENT ASSETS
Property and equipment, net	779	338	52
Deferred tax assets	-	645	99
Total non-current assets	779	983	151

Total assets	802,797	869,129	133,583

LIABILITIES
Loan payables	200,470	226,370	34,792
Advance from customers	599	142	22
Salary and benefit payable	2,169	3,423	526
Income taxes payable	13,963	14,851	2,283
Interest payable	3,227	4,560	701
Other payable	2,684	15,730	2,418
Total current liabilities	223,112	265,076	40,742

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the parent entity
Share capital	77	325	50
Additional paid-in capital	395,924	388,317	59,683
Statutory reserve	7,751	7,751	1,191
General risk reserve	5,891	5,891	906
Retained earnings	54,105	80,958	12,443
Non-controlling interests in equity	115,937	120,811	18,568
Total shareholders’ equity	579,685	604,053	92,841

Total equity and liabilities	802,797	869,129	133,583

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Expressed in thousands)

	2016	2017	2017
	RMB	RMB	USD
Cash flow from operating activities
Profit before taxation	57,169	48,202	7,409
Adjustments for:
Depreciation of property and equipment	526	441	67
Allowance for loans	4,791	4,991	767
Allowance for interest receivable	1,568	1,411	217
Operating profit before changes in working capital	64,054	55,045	8,460
Interest and fee receivables	(16,443)	(22,309)	(3,429)
Prepayments and others	(10,713)	10,673	1,640
Advance from customers	(2,782)	(457)	(70)
Salary and benefit payable	406	1,254	193
Interest payable	(675)	1,333	205
Other payable	4,320	13,046	2,005
Net cash generated by operating activities	38,167	58,585	9,004
Income tax paid	(21,459)	(14,393)	(2,212)
Net cash generated by operating activities	16,708	44,192	6,792

Cash flow from investing activities
Originated loan disbursements	(446,264)	(397,190)	(61,047)
Repayments of loans from customers	233,126	276,150	42,443
Prepayment for property	-	(14,928)	(2,294)
Net cash used in investing activities	(213,138)	(135,968)	(20,898)

Cash flow from financing activities
Share issuance expenses	-	(9,198)	(1,414)
Proceeds received from issuing capital	195,000	-	-
Proceeds received from shareholders loans	2,000	14,000	2,152
Repayment of shareholder loan	(2,000)	(4,000)	(615)
Proceeds received from loan payable	384,240	402,300	61,833
Repayments of loan payable	(332,990)	(386,400)	(59,389)
Payments of dividends	(18,770)	-	-
Net cash generated by financing activities	227,480	16,702	2,567

Net increase/(decrease) in cash and cash equivalents	31,050	(75,074)	(11,539)
Cash and cash equivalents at beginning of year	65,741	96,791	14,877
Cash and cash equivalents at end of year	96,791	21,717	3,338

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